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                            June 8, 2022

       Adam Gerchen
       Chief Executive Officer
       L&F Acquisition Corp.
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: L&F Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 13, 2022
                                                            File No. 333-262570

       Dear Mr. Gerchen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4 Filed May 13, 2022

       Unaudited Pro Forma Condensed Combined Financial Information Scenario 1 Balance Sheet, page 229

   1. It appears for the "cash and cash equivalents" line that some of the footnotes may not align with their
description in the "Notes to Unaudited Pro Forma Condensed Combined
                                                        Financial Statements."
For example, the adjustment for (15,000) is footnoted as 5(D) but it appears it should be
5(E), and the adjustment for (7,725) is footnoted as 5(M) but it appears it should be
5(J). Please revise as appropriate.
 Adam Gerchen
FirstName  LastNameAdam Gerchen
L&F Acquisition Corp.
Comapany
June 8, 2022NameL&F Acquisition Corp.
June 8,
Page 2 2022 Page 2
FirstName LastName
       You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Tamar Donikyan